SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No.1)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                      McDonald & Company Investments, Inc.
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                                (Name of Issuer)

                   Common Stock, par value $1.00 per share, of
                      McDonald & Company Investments, Inc.
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                         (Title of Class of Securities)

                                    580047108
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                                 (CUSIP Number)

                                Daniel R. Stolzer
                  Vice President and Associate General Counsel
                                127 Public Square
                              Cleveland, Ohio 44114
                                 (216) 689-3000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 25, 1998
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             (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(f) or 13d-1(g) check the following box [_]



                         (Continued on following pages)
                               (Page 1 of 4 pages)

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CUSIP NO. 580047108                      13D                  PAGE 2 OF 4 PAGES
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1.  NAME OF REPORTING PERSONS                                    KEYCORP
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  IRS# 34-6542451
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [_]
                                                                         (b) [_]
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS                                                      WC

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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(D) OR 2(E)                                        [_]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 OHIO

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                        7.  SOLE VOTING POWER              4,047,264*
       NUMBER OF
        SHARES         ---------------------------------------------------------
     BENEFICIALLY       8.  SHARED VOTING POWER            0
       OWNED BY
         EACH          ---------------------------------------------------------
       REPORTING        9.  SOLE DISPOSITIVE POWER         4,030,368*
        PERSON
         WITH          ---------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER      12,760

                       ---------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,190,764*

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [_]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  18.8%**

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14. TYPE OF REPORTING PERSON                                            CO, HC

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*   BENEFICIAL OWNERSHIP OF 3,669,088 SHARES OF COMMON STOCK REPORTED
    HEREUNDER IS BEING REPORTED SOLELY AS A RESULT OF THE STOCK OPTION AGREEMENT DESCRIBED IN ITEM 4 OF THE PREVIOUSLY FILED SCHEDULE 13D WHICH IS HEREBY AMENDED. THE OPTION GRANTED PURSUANT TO THE STOCK OPTION AGREEMENT HAS NOT YET BECOME EXERCISABLE. KEYCORP EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES.

** GIVES EFFECT TO THE ISSUANCE OF COMMON STOCK SUBJECT TO THE STOCK OPTION AGREEMENT.

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         KeyCorp hereby amends and supplements its statement on Schedule 13D filed on June 24, 1998 (the "Previously Filed Schedule 13D"), with respect to the Common Stock, par value $1.00 per share ("Company Common Stock"), of McDonald & Company Investments, Inc., a Delaware corporation (the "Company").


ITEM 4.   PURPOSE OF THE TRANSACTION.

         Item 4 is supplemented with the following:

         As described in the Previously Filed Scheduled 13D, on June 15, 1998, KeyCorp entered into a definitive agreement to acquire the Company, a full service investment banking and securities brokerage company headquartered in Cleveland, Ohio, in a tax-free exchange of stock. KeyCorp had previously indicated that it intended to repurchase, prior to the closing of the acquisition, an amount common shares, par value $1.00 of KeyCorp ("KeyCorp Common Shares") approximately equivalent to up to one-half of the shares to be issued in connection with the acquisition of the Company. KeyCorp has reported that it currently intends to satisfy this previously announced repurchase by:

         (i) continuing to purchase KeyCorp Common Shares prior to, or within 90 days following, the closing of the acquisition of the Company (in either the open market or privately negotiated transactions); or

         (ii) purchasing shares of outstanding Company Common Stock within regulatory limitations prior to the closing of the acquisition of the Company (in either the open market or privately negotiated transactions).


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is supplemented with the following:

         (a)-(b) In open market transactions beginning on September 23, 1998 and continuing through September 25, 1998, KeyCorp purchased 285,800 shares of Company Common Stock, and, in addition, between September 25, 1998 and September 30, 1998, KeyCorp purchased an additional 52,400 shares of Company Common Stock (the "Open Market Shares").

         As of September 30, 1998, Key Trust Company of Ohio National Association, a wholly owned bank subsidiary of KeyCorp ("KTC") held 163,476 shares of Company Common Stock in a fiduciary capacity for third parties (the "Fiduciary Shares") and may be deemed the beneficial owner of the Fiduciary Shares. KTC has sole voting power with respect to 19,976 of the Fiduciary Shares, shared voting power with respect to none of the Fiduciary Shares, sole dispositive power with respect to 3,080 of the Fiduciary Shares and shared dispositive power with respect to 12,760 of the Fiduciary Shares.

         As of September 30, 1998, Victory Ohio Regional Stock Fund, a mutual fund which is advised by Key Asset Management, Inc. ("KAMI"), an affiliate of KeyCorp, held 20,000 shares of Company Common Stock (the "Mutual Fund Shares") with respect to which KAMI had sole voting power and sole dispositive power.

         (c) KeyCorp acquired the Open Market Shares in accordance with the plan described in Item 4 hereof and in the circumstances described in section (a) of this Item 5. Other than the acquisition of the Open Market shares by KeyCorp, none of KeyCorp, KAMI, KTC or any other affiliate of KeyCorp has effected any transactions in Company Common Stock during the past 60 days. To the best knowledge of KeyCorp, none of the persons listed in Schedule I to the Previously Filed Schedule 13D has effected any transactions in Company Common Stock during the past 60 days.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 1998

                                        KEYCORP


                                        By: /s/ Daniel R. Stolzer
                                            -----------------------------------
                                             Name: Daniel R. Stolzer
                                             Title: Vice President and
                                                      Associate General Counsel


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